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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sirenza Microdevices, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82966T 10 6 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82966T 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Susan Ocampo and John Ocampo(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 10,722,115 6. Shared Voting Power 2,435,916 7. Sole Dispositive Power 10,722,115 8. Shared Dispositive Power 2,435,916

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,158,031 (2)

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 38.6%

12.	Type of Reporting Person IN

(1)	Form filed by more than one reporting person. See Joint Filer Information attached.

(2)	Mr. and Mrs. Ocampo disclaim beneficial ownership of certain of these shares held by trusts and partnerships, or as custodians, except to the extent of their pecuniary interest in such trusts and partnerships.

Item 1.
	(a)	Sirenza Microdevices, Inc.

	(b)	303 S. Technology Court, Broomfield, CO 80021.

Item 2.	(a)	Susan Ocampo and John Ocampo(1)

	(b)	303 S. Technology Court, Broomfield, CO 80021.

	(c)	USA

	(d)	Common Stock

	(e)	82966T 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

	(a)	13,158,031

	(b)	38.6%

	(c)

		(i)	10,722,115

		(ii)	2,435,916

		(iii)	10,722,115

		(iv)	2,435,916

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

(1)	Form filed by more than one reporting person. See Joint Filter Information attached.

(2) Mr. and Mrs. Ocampo disclaim beneficial ownership of certain of these shares held by trusts and partnerships, or as custodians, except to the extent of their pecuniary interest in such trusts and partnerships.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2004

Date

/s/ Susan Ocampo

Susan Ocampo

Joint Filer Information

Name:	John ocampo
Address:	c/o Sirenza Microdevices, Inc., 303 S. technology Court, Broomfield, CO 80021
Designated Filer:	Susan Ocampo
Issuer & Ticker Symbol:	Sirenza Microdevices, Inc. SMDI
Date of Event Requiring Statement:	December 31, 2003

Signature:

By:	/s/ John Ocampo

John Ocampo

Joint Filer Information

Name:	John Ocampo
Address:	c/o Sirenza Microdevices, Inc., 303 S. Technology Court, Broomfield, CO 80021
Designated Filer:	Susan Ocampo
Issuer & Ticker Symbol:	Sirenza Microdevices, Inc. SMDI
Date of Event Requiring Statement:	December 31, 2003

Signature:

By:	/s/ Susan Ocampo

Susan Ocampo, Trustee

By:	/s/ John Ocampo

John Ocampo, Trustee